# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEUROONE MEDICAL TECHNOLOGIES Corp, CIK 0001500198
CUSIP: 64130M209
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 7599 ANAGRAM DR, EDEN PRAIRIE, Minnesota (MN), 55344
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-24-000743
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,295,288; shared voting power 0; sole dispositive power 1,295,288; shared dispositive power 0; aggregate amount beneficially owned 1,295,288 (2.6% of the class)
  Comment: The shares of the Common Stock reported herein consist of 1,086,954 shares of Common Stock and warrants to purchase 208,334 shares of Common Stock, subject to a 9.99% beneficial ownership limitation. The percentages reported in this Schedule 13G are based on 49,817,835 shares of Common Stock outstanding as of May 9, 2025, as reported in the Form 10-Q filed by the Issuer on May 13, 2025.

## Item 1. Issuer
Name of issuer: NEUROONE MEDICAL TECHNOLOGIES Corp
Address of issuer's principal executive offices: 7599 Anagram Dr., Eden Prairie, MN 55344

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,295,288
Percent of class: 2.6%
Sole power to vote or to direct the vote: 1,295,288
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,295,288
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W. Lytton, Reporting person (05/15/2025)